CHRISTOPHER J. BARRY (206) 903-8815 FAX (206) 260-8938 barry.christopher@dorsey.com

January 18, 2011

United States Securities and Exchange Commission
Attn: Mr. Ethan Horowitz, Branch Chief
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549-7010

By SEC Correspondence

Dear Sirs:

Re:	Banro Gold Corporation Form 40-F for the Fiscal Year Ended December 31, 2009 Filed March 29, 2010 Response Letter Dated December 28, 2010 File No. 1-32399

On behalf of our client, Banro Corporation (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, we confirm the Company’s receipt of the Staff’s letter of comments, dated December 28, 2010 (the “Comment Letter”), in respect of the above noted filings.  Due to the recent holiday period and the Company’s auditor’s involvement in the response, the Company anticipates filing a response to the Comment Letter on or before January 28, 2011.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (206) 903-8815.

Yours truly,

/s/ Christopher J. Barry
Christopher J. Barry

cc: Donat Madilo, Chief Financial Officer, Banro